FIRST AMENDMENT TO THE SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

RANCON REALTY FUND IV

This First Amendment (this “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of Rancon Realty Fund IV, a California Limited Partnership (the “Partnership”), is made effective as of March 27, 2014, by Daniel L. Stephenson and Rancon Financial Corporation, as the general partners of the Partnership (the “General Partners”).

Recitals

The Partnership is governed by that Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 5, 1985 (the “Partnership Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Partnership Agreement.

The Partnership Agreement provides that distributions to the Holders and the General Partners in connection with a liquidation (other than certain distributions out of cash receipts from operations in the ordinary course of business) are made first to the Holders and the General Partners in proportion to and to the extent of the positive balances of their Capital Accounts, after making certain allocations as described in the Partnership Agreement. Certain net losses, however, from the sale of the Partnership’s assets in certain calendar years were incorrectly allocated among the Holders (the “Misallocations”). In connection therewith, Section 15.2.18(ii) of the Partnership Agreement authorizes the General Partners, without any action on the part of the Holders, to (i) cure ambiguities, (ii) supplement any provision of the Partnership Agreement that is inconsistent with other provisions of the Partnership Agreement, or (iii) make any other provisions with respect to the Partnership Agreement which will not be inconsistent with the provisions of this Agreement.

The General Partners are hereby amending the Partnership Agreement pursuant to Section 15.2.18(ii) to reverse, to the extent possible, the effects of the prior Misallocations; and to provide that distributions will be made in the same manner they would have been made if the Misallocations had not occurred.

Now, therefore, the General Partners agree as follows:

1.                  Amendment of Paragraph 11.2.2. Paragraph 11.2.2 of the Agreement is hereby amended by adding the following thereto:

Notwithstanding anything herein to the contrary, if such Capital Account balances determined pursuant to Paragraph 11.2.2(i) as of the date of distribution differ from what the Capital Account balances would have equaled if the prior Misallocations had not occurred, then notional adjustments will be made to the Capital Account balances of the Holders such that, after giving effect to such adjustments, the distributions made to the Holders and the General Partners pursuant to this Paragraph 11.2.2 will be made in the same manner as if all allocations for all fiscal years were made in accordance with the terms of the Partnership Agreement without taking into consideration this Amendment.

2.                  Amendment of Paragraph 11.3.5(i). A new subsection 11.3.5(i)(b) is added to Paragraph 11.3.5(i) and corresponding changes are made to the other subsections of Paragraph 11.3.5(i). Therefore, Paragraph 11.3.5(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

“11.3.5 (i) Subject to subparagraph (ii) of this Paragraph 11.3.5 but notwithstanding Paragraph 11.3.3(ii) of this Agreement, Net Income other than Net Income From Operations shall be allocated in the following order of priority:

(a) First, to the Partners who have a deficit balance in their Capital Accounts in proportion to and to the extent of such deficit balances, provided, in no event shall the General Partners be allocated pursuant to this paragraph 11.3.5(i)(a) more than 5% of Net Income other than Net Income From Operations until the earlier of (x) the sale or disposition of Substantially All of the Assets, as defined in Paragraph 11.2.2, or (y) the distribution of cash other than Cash From Operations pursuant to Paragraph 11.2 in an aggregate amount equal to the holder’s Original Invested Capital;

(b) Second, 100% to and among the Holders in a manner to reverse, to the extent possible, the effects of the prior Misallocations;

(c) Third, 100% to the Holders in proportion to and to the extent of the amounts required to increase each of their Capital Accounts to an amount equal to the sum of Adjusted Invested Capital of their Units plus the return for their Units described in Paragraphs 11.2.1(ii), (iii), (iv), and (v) determined as of the date of recognition of the Net Income;

(d) Fourth, to the Partners in the minimum amount required to first equalize the Capital Accounts of each Holder in proportion to the number of Units owned by such Holder, and then second to bring (x) the sum of the balances of the Capital Accounts of all Holders, less the amount referred to in subparagraph (b) above, and (y) the sum of the Capital Accounts of the General Partners, into the ratio of 4 to 1; and

(e) The balance, 80 percent to the Holders and 20 percent to the General Partners.

Any Net Income described above and treated as ordinary income because attributable to (a) the recapture of depreciation and (b) any recapture of investment tax credits shall be allocated to each class of Partners in the same ratio as prior allocations to each such class of (x) Net Loss attributable to depreciation (but only to the extent that Net Income is otherwise allocable to such class of Partners pursuant to this Paragraph 11.3.5(i)) and (y) investment tax credits subject to recapture, respectively. The Capital Account of each Partner shall be determined on the date of the event described in Paragraph 11.2.1 or 11.2.2 as the case may be after taking into account all Distributions previously distributed or allocated for distribution and allocating Net Income or Net Loss as if such date was the last day of the fiscal year of the Partnership.

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3.                  References. Upon execution and delivery of this Amendment, all references in the Agreement to the “Agreement,” and the provisions thereof, shall be deemed to refer to the Agreement, as amended by this Amendment.

4.                  No Other Changes. Except as expressly set forth herein, the Agreement remains unmodified and in full force and effect.

5.                  Governing Law. This Amendment shall be governed by the laws of the State of California without regard to its conflict of law principles.

6.                  Miscellaneous. This Amendment may be executed and delivered via facsimile or other means of electronic image transmission, and in any number of counterparts, each of which shall be considered an original and all of which, taken together, shall constitute one and the same.

In witness whereof, the parties hereto have executed this Amendment to be effective as of the first written above.

Rancon Realty Fund IV,

a California limited partnership

By: /s/ Daniel L. Stephenson

Daniel L. Stephenson

Its General Partner

By: Rancon Financial Corporation,

Its General Partner

By: /s/ Daniel L. Stephenson

Daniel L. Stephenson

Its President

Rancon Financial Corporation By: /s/ Daniel L. Stephenson Daniel L. Stephenson Its President /s/ Daniel L. Stephenson Daniel L. Stephenson

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